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                                                      EXHIBIT 99
NEWS RELEASE

For Release:  April 28,
2000

Contact: David C. Bowers, EVP (740) 349-3708 or Jerry Nethers, Vice President/Director of Marketing (740) 349-3710

PARK NATIONAL CORPORATION ANNOUNCES CLOSING OF TWO MERGERS

NEWARK, OHIO - Park National Corporation (AMEX/PRK), today announced the closing of the transactions contemplated by the merger agreements with U.B. Bancshares, Inc., Bucyrus, Ohio and SNB Corp., Greenville, Ohio. U.B. Bancshares, Inc. and SNB Corp. will merge into Park National Corporation effective April 30, 2000.

         U.B. Bancshares, Inc. and its subsidiary United Bank serve banking customers from eight offices located in Crawford and Marion counties and at the end of March 2000, had approximately $180 million in assets.

         SNB Corp. and its subsidiary Second National Bank serve banking customers from eight offices located in Darke and Mercer counties and at the end of March 2000, had approximately $300 million in assets.

          As a result of the mergers, both United Bank and Second National Bank will be community bank affiliates of Park National Corporation. They will retain their separate identities and current management in continuing to serve the banking needs of their customers and communities.

         Park National Corporation is an Ohio-based bank holding company headquartered in Newark, Ohio whose subsidiaries, in addition to United Bank and Second National Bank, include The Park National Bank, Fairfield National Division, The Richland Trust Company, Century National Bank, The First-Knox National Bank, Farmers and Savings Division, Scope Leasing, Inc., and Guardian Finance. With the new banking affiliates, Park National Corporation has $3.1 billion in assets, seventy-eight financial service offices and eighty ATMs operating in twenty Ohio counties.



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